EXHIBIT 99.1

Foremost Lithium Announces Closing of USD $4.0 Million Public Offering and NASDAQ Listing

VANCOUVER, British Columbia, Aug. 24, 2023 (GLOBE NEWSWIRE) -- Foremost Lithium Resource & Technology Ltd. (Nasdaq: FMST, FMSTW) (CSE: FAT) ("Foremost Lithium" or the "Company"), an exploration stage lithium mining company, today closed its previously announced underwritten public offering in the United States (the “Offering”). The Company sold 800,000 units, each consisting of one common share and one warrant (a "Common Warrant") to purchase one common share (“Common Share Unit”), at a public offering price of USD $5.00 per unit. The warrants within each Common Share Unit have a per share exercise price of USD $6.25 and expire five years from the date of issuance. The aggregate gross proceeds to the Company from the Offering were USD $4,000,000, before deducting underwriting discounts of USD $286,000 and offering expenses.

The common shares and Common Warrants sold in the Offering began trading on the Nasdaq Capital Market under the symbols “FMST” and “FMSTW”, respectively, on August 22, 2023. The Company's common shares will continue to trade on the Canadian Securities Exchange under the symbol "FAT". All securities issued under the Offering will be issued free from any resale restrictions under applicable Canadian and United States securities laws.

The Company intends to use the net proceeds from the Offering for resource development activities, annual property payments, claim payments and royalty payments, general corporate purposes and general business expenses.

ThinkEquity acted as sole book-running manager for the Offering.

In connection with the closing of the Offering, the Company issued ThinkEquity 40,000 warrants, representing 5% of the aggregate Common Share Units sold in the Offering, with each such warrant exercisable for one common share at a price of USD $6.25 for a period ending five years from the commencement of sales of the Offering. In addition, the Company has granted the underwriter a 45-day option to purchase up to an additional 120,000 Common Share Units and/or pre-funded warrant units (the “Pre-Funded Warrant Units”) to cover over-allotments, if any. Each Pre-Funded Warrant Unit would consist of one pre-funded warrant to purchase one common share (a “Pre-Funded Warrant”) and one Common Warrant, and would be issued at a price of USD $4.99. Each Pre-Funded Warrant would be exercisable to acquire a common share for an indefinite term at an exercise price of USD $0.01.

A registration statement on Form F-1 (File No. 333-272028) relating to the Offering was filed with the United States Securities and Exchange Commission (“SEC”) and became effective on August 21, 2023. The Offering is being made only by means of a prospectus. Copies of the final prospectus may be obtained from ThinkEquity, 17 State Street, 41st Floor, New York, New York 10004. The final prospectus may also be obtained at no cost by visiting the SEC’s website at http://www.sec.gov.

About Foremost Lithium
Foremost Lithium is a hard-rock exploration company with over 43,000 acres located in Snow Lake, Manitoba, and hosts a property in a known active lithium camp in Quebec called Lac Simard South situated on over 11,400 acres.

Its five Lithium Lane Projects, Zoro, Jean Lake, Grass River, Peg North and Jol, as well as Lac Simard South are strategically located to capitalize on the world's growing EV appetite and to become a premier supplier of North America's lithium feedstock. As the world transitions towards decarbonization, the Company's objective is the extraction of lithium oxide (Li₂O), and to subsequently play a role in the production of high-quality lithium hydroxide (LiOH), to help power lithium-based batteries, critical in developing a clean-energy economy. Foremost Lithium also has the Winston Gold/Silver Property in New Mexico USA. Learn More at www.foremostlithium.com.

Forward Looking Statements
This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” "will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Foremost Lithium’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus related to the public offering filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Foremost Lithium undertakes no duty to update such information except as required under applicable law.

On Behalf of the Board of Directors:
Jason Barnard, President and CEO
Email: info@foremostlithium.com
Phone: +1 (604) 330-8067

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